Exhibit 99.1
Riskified Exceeds Annual Guidance for 2022; Diversified Model Well-Positioned for Continued Success in 2023
Provides Initial 2023 Outlook
NEW YORK, February 23, 2023 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in eCommerce fraud and risk intelligence, today announced financial results for the three and twelve months ended December 31, 2022. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“I believe we are well-positioned for continued success in 2023 and beyond, which I attribute, in part, to a series of strategic decisions that we made in 2022. During the year, we thoughtfully expanded our global footprint, grew our coverage in some existing industry verticals, and captured share in emerging categories. We are also seeing great traction with our enhanced product suite. Combined with the right-sizing of our expense base in 2022, we are confident that we have made significant progress towards our goal of accelerating our path to profitability, which we nearly achieved this past quarter,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.
Q4 and Full Year 2022 Business Highlights

•Success Winning New Logos During Competitive Processes: Our accuracy and positioning as one of the largest fraud-related guarantors of eCommerce transactions in the world has created a distinct competitive advantage for us. This is a key reason why we have disproportionate success during competitive processes, in which we win more often than our competitors.

•Strong Execution of Land and Expand Strategy in 2022: We continued to successfully execute our "land-and-expand" strategy in 2022. Our top ten new merchants represented five categories across three regions, and we had strong success in executing upsells to our existing merchant base.

•Further Strengthened Leadership Position in Tickets & Travel Vertical: We recently onboarded a key new merchant in the Tickets & Travel vertical. This merchant has one of the most downloaded travel apps in North America and further adds to our second largest and fastest growing vertical.

•Improved Cash Flow Model: Our cash used in operating activities and free cash flow both meaningfully improved by approximately 70% in the fourth quarter of 2022. We feel great about our ability to manage our cash position and ended the year with approximately $483 million of cash, deposits and accrued interest on the balance sheet, with zero debt.

•Award Winning Year for Our Platform: We were the winner of multiple prestigious awards, including the recent announcement as the Best Security Solution at the National Retail Foundation (NRF) Vendors in Partnership (VIP) Awards. In addition we were named as the Juniper Research Future Digital Award winner for Fraud & Security Innovation of the Year.

•Recently Enhanced Policy Protect Product through the Addition of “Identity Explore": This new capability allows merchants to visualize customer identities and behavior, tailor customer experience and customize policy decisions. For example, using Policy Protect, merchants have been able to prevent up to 15x more abusive returns and refund claims, detect nearly 95% of unauthorized resellers and may be able to save up to 70% of their promotion budget by thwarting shoppers misusing coupon and promo codes.

Q4 and Full Year 2022 Financial Performance Highlights
The following table summarizes our consolidated financial results for the three and twelve months ended December 31, 2022 and 2021, in thousands except where indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	(unaudited)		(audited)
Gross merchandise volume in millions(1)	$32,179	$27,795	$105,570	$89,124
Increase in GMV year over year	16%		18%
Revenue	$79,298	$69,833	$261,247	$229,141
Increase in revenues year over year	14%		14%

Gross profit	$41,444	$36,758	$135,097	$122,971
Gross profit margin	52%	53%	52%	54%

Operating profit (loss)	$(17,027)	$(22,809)	$(108,632)	$(55,398)
Net profit (loss)	$(11,828)	$(23,057)	$(103,989)	$(178,885)

Adjusted EBITDA(1)	$(106)	$(6,951)	$(36,360)	$(19,451)
“Our focused efforts to optimize our expense base in 2022 had, and we believe will continue to have a meaningful impact on our bottom line. As we navigate the ever-changing macroeconomic environment, we remain focused on our long-term goals and on strategically investing in our technology, our products, and our people,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
Outlook

As we look forward to 2023, we remain excited about the opportunities ahead. We expect that the macro-uncertainty we faced last year will remain and do not expect the macro-environment to change materially in the near term, which is factored into our initial revenue guidance for the year ending December 31, 2023 as follows:

•Revenue between $297 million and $303 million

We anticipate to continue making significant improvements to our bottom line in 2023 as we approach Adjusted EBITDA profitability. For the year ending December 31, 2023, we currently expect:

•Adjusted EBITDA(2) between negative $27 million and negative $22 million

This would represent a 32% year-over-year improvement to the midpoint, and meaningfully outpaces our anticipated 2023 revenue growth, demonstrating leverage in the business model and a commitment to managing the business in a disciplined manner.

(1) GMV is a key performance indicator and Adjusted EBITDA is a non-GAAP measure of financial performance. See “Key Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of Non-GAAP to GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2023 to net profit (loss) because certain items that are excluded from Adjusted EBITDA but included in net profit (loss), the most directly comparable GAAP financial measure, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses without unreasonable efforts, and this item could significantly impact GAAP measures in the future.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, February 23, 2023 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will be accessible from the Company’s Investor Relations website prior to the conference call.

Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to GMV, which is a key performance indicator, and to non-GAAP measures which include non-GAAP measures of financial performance (such as Adjusted EBITDA, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share), and non-GAAP measures of liquidity (such as Free Cash Flow). Management and our board of directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
Management compensates for these limitations by relying on our GAAP results in addition to using these non-GAAP measures as supplemental measures of our performance. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define Gross Merchandise Volume ("GMV") as the gross total dollar value of orders reviewed through our eCommerce risk intelligence platform during the period indicated, including orders that we did not approve.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, litigation-related expenses, provision for (benefit from) income taxes, other income (expense) including remeasurement of convertible preferred share warrant liabilities and convertible preferred share tranche rights, and interest income (expense). Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect (1) the ordinary shares issued in connection with the IPO that are outstanding as of the end of the period as if they were outstanding as of the beginning of the earliest period presented for comparability and (2) any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss).

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment, and cash spent on capitalized software development costs.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability to other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’

interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Litigation-related expenses: We exclude costs associated with the legal matter discussed under the caption "Legal Proceedings" in our Form 6-K filed with the Securities and Exchange Commission ("SEC") on February 23, 2023, because they are not reflective of costs associated with our ongoing business and operating results and are unusual and infrequent.
See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.
Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and adjusted EBITDA guidance for fiscal year 2023, future growth potential in new industries and new geographies, internal modeling assumptions, expectations as to our new merchant pipeline and upsell opportunities and our ability to compete, expectations as to our new or enhanced product suite, our management of our cash outflow, and business plans and strategy, reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth; our history of net losses and anticipated increasing operating expenses; our ability to achieve profitability; our ability to maintain and enhance our brand; our ability to attract new merchants, retain existing merchants and increase the sales of our products to existing enterprises; our dependence on the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud; changes in laws and regulations related to the use of credit cards, such as PSD2, which have and may continue to impact our GMV and to change or reduce the use cases for our products; our ability to successfully implement our business plan in light of macroeconomic conditions, such as economic downturn, changes in consumer behavior (including as a result of COVID-19 related restrictions and macroeconomic conditions, including the rising inflationary environment), global supply chain issues and other factors that may impact eCommerce volumes and that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective or do not operate properly; our ability to predict our future revenue given our lengthy sales cycles; seasonality; our ability to operate in a highly competitive industry; merchant concentration; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to develop enhancements to our products; our dependence on our executive officers and senior management, and our ability to attract new talent, particularly in Israel; our limited experience in determining the optimal pricing for our products; our ability to obtain additional financing on favorable terms or at all; our reliance on Amazon Web Services; our ability to detect errors, defects or disruptions in our platform; our ability to protect our merchants' and their consumers’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to expand into markets outside the United States; our ability to effectively expand our sales force to facilitate revenue growth; the concentration of our voting power as a result of our dual class structure; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F, filed with the SEC on February 25, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified

Riskified empowers businesses to grow eCommerce revenues and profit by mitigating risk. The world’s largest merchants and prestige brands partner with Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale and to improve customer retention. Supported by the largest team of eCommerce risk analysts, data scientists and researchers, Riskified’s machine learning platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at riskified.com.

Investor Relations: Chett Mandel, Head of Investor Relations | ir@riskified.com

Corporate Communications: Cristina Dinozo, Senior Director of Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31, 2022	As of December 31, 2021

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$188,670	$418,143
Restricted cash	2,347	6,984
Short-term deposits	287,000	85,132
Accounts receivable, net	37,547	35,477
Prepaid expenses and other current assets	14,371	19,338
Total current assets	529,935	565,074
Property and equipment, net	18,586	16,968
Operating lease right-of-use assets	35,158	—
Deferred contract acquisition costs	16,364	11,630
Other assets, noncurrent	8,922	6,962
Total assets	$608,965	$600,634
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,110	$228
Accrued compensation and benefits	24,134	24,748
Guarantee obligations	12,361	12,112
Provision for chargebacks, net	11,980	12,020
Operating lease liabilities, current	6,214	—
Accrued expenses and other current liabilities	15,813	13,306
Total current liabilities	72,612	62,414
Operating lease liabilities, noncurrent	31,202	—
Other liabilities, noncurrent	8,734	9,359
Total liabilities	112,548	71,773
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 102,084,746 and 75,909,531 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of December 31, 2022 and December 31, 2021; 68,945,014 and 88,055,520 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	848,609	775,249
Accumulated other comprehensive profit (loss)	(1,639)	176
Accumulated deficit	(350,553)	(246,564)
Total shareholders’ equity	496,417	528,861
Total liabilities and shareholders’ equity	$608,965	$600,634

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenue	$79,298	$69,833	$261,247	$229,141
Cost of revenue	37,854	33,075	126,150	106,170
Gross profit	41,444	36,758	135,097	122,971
Operating expenses:
Research and development	18,502	16,917	72,014	55,301
Sales and marketing	21,167	23,169	87,722	70,165
General and administrative	18,802	19,481	83,993	52,903
Total operating expenses	58,471	59,567	243,729	178,369
Operating profit (loss)	(17,027)	(22,809)	(108,632)	(55,398)
Interest income (expense), net	5,064	377	10,180	591
Other income (expense), net	1,714	368	505	(122,520)
Profit (loss) before income taxes	(10,249)	(22,064)	(97,947)	(177,327)
Provision for (benefit from) income taxes	1,579	993	6,042	1,558
Net profit (loss)	$(11,828)	$(23,057)	$(103,989)	$(178,885)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	1,158	176	(1,815)	176
Comprehensive profit (loss)	$(10,670)	$(22,881)	$(105,804)	$(178,709)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.07)	$(0.14)	$(0.62)	$(2.34)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	170,734,172	163,658,760	167,667,374	76,459,625

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(11,828)	$(23,057)	$(103,989)	$(178,885)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	(1,684)	407	(2,875)	382
Provision for (benefit from) account receivable allowances	(32)	(5)	3	268
Depreciation and amortization	1,040	528	3,607	1,990
Amortization of capitalized internal-use software costs	296	121	667	446
Amortization of deferred contract costs	1,883	1,277	6,419	4,122
Remeasurement of convertible preferred share warrant liabilities	—	—	—	101,413
Remeasurement of convertible preferred share tranche rights	—	—	—	21,260
Share-based compensation expense	15,233	15,056	67,467	33,358
Non-cash right-of-use asset changes	912	—	4,211	—
Changes in accrued interest on deposits	(3,639)	—	(4,613)	—
Ordinary share warrants issued to a customer	384	383	1,535	777
Other	44	(151)	180	(121)
Changes in operating assets and liabilities:
Accounts receivable	(6,575)	(11,917)	(1,715)	1,440
Deferred contract acquisition costs	(4,699)	(4,037)	(9,707)	(7,744)
Prepaid expenses and other assets	(3,028)	(4,151)	4,026	(15,079)
Accounts payable	(220)	(2,017)	1,931	(832)
Accrued compensation and benefits	4,113	6,157	291	8,398
Guarantee obligations	2,594	3,658	249	(333)
Provision for chargebacks, net	1,269	3,825	(40)	1,438
Operating lease liabilities	(1,624)	—	(2,609)	—
Accrued expenses and other liabilities	1,463	(98)	8,710	7,424
Net cash provided by (used in) operating activities	(4,098)	(14,021)	(26,252)	(20,278)
Cash flows from investing activities:
Purchases of short-term deposits	(127,997)	—	(463,750)	(110,000)
Maturities of short-term deposits	26,750	78	261,750	39,063
Purchases of property and equipment	(2,713)	(8,037)	(6,126)	(12,254)
Capitalized software development costs	(351)	(522)	(1,886)	(1,250)
Net cash provided by (used in) investing activities	(104,311)	(8,481)	(210,012)	(84,441)
Cash flows from financing activities:
Proceeds from issuance of convertible preferred shares and warrants, net of issuance costs	—	—	—	26,781
Proceeds from exercise of share options	1,050	481	4,059	2,948
Proceeds from initial public offering, net of underwriting discounts and commissions	—	—	—	392,273
Proceeds from cash exercise of series E-1 warrants	—	—	—	6,489
Payments of deferred offering costs	—	(1,927)	(204)	(5,302)
Net cash provided by (used in) financing activities	1,050	(1,446)	3,855	423,189
Effects of exchange rates on cash, cash equivalents, and restricted cash	945	—	(1,701)	—
Net increase (decrease) in cash, cash equivalents, and restricted cash	(106,414)	(23,948)	(234,110)	318,470
Cash, cash equivalents, and restricted cash—beginning of period	297,431	449,075	425,127	106,657
Cash, cash equivalents, and restricted cash—end of period	$191,017	$425,127	$191,017	$425,127

Reconciliation of Non-GAAP to GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net profit (loss)	$(11,828)	$(23,057)	$(103,989)	$(178,885)
Provision for (benefit from) income taxes	1,579	993	6,042	1,558
Interest (income) expense, net	(5,064)	(377)	(10,180)	(591)
Other (income) expense, net	(1,714)	(368)	(505)	122,520
Depreciation and amortization	1,336	649	4,274	2,436
Share-based compensation expense	15,233	15,056	67,467	33,358
Payroll taxes related to share-based compensation	40	153	219	153
Litigation-related expenses	312	—	312	—
Adjusted EBITDA	$(106)	$(6,951)	$(36,360)	$(19,451)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
GAAP gross profit	$41,444	$36,758	$135,097	$122,971
Plus: depreciation and amortization	359	154	880	589
Plus: share-based compensation expense	144	80	621	216
Plus: payroll taxes related to share-based compensation	—	—	4	—
Non-GAAP gross profit	$41,947	$36,992	$136,602	$123,776
Gross profit margin	52%	53%	52%	54%
Non-GAAP gross profit margin	53%	53%	52%	54%

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
GAAP cost of revenue	$37,854	$33,075	$126,150	$106,170
Less: depreciation and amortization	359	154	880	589
Less: share-based compensation expense	144	80	621	216
Less: payroll taxes related to share-based compensation	—	—	4	—
Non-GAAP cost of revenue	$37,351	$32,841	$124,645	$105,365

GAAP research and development	$18,502	$16,917	$72,014	$55,301
Less: depreciation and amortization	461	201	1,581	752
Less: share-based compensation expense	2,584	1,457	10,005	4,246
Non-GAAP research and development	$15,457	$15,259	$60,428	$50,303

GAAP sales and marketing	$21,167	$23,169	$87,722	$70,165
Less: depreciation and amortization	282	177	1,013	661
Less: share-based compensation expense	4,177	4,506	18,253	10,710
Less: payroll taxes related to share-based compensation	19	153	118	153
Non-GAAP sales and marketing	$16,689	$18,333	$68,338	$58,641

GAAP general and administrative	$18,802	$19,481	$83,993	$52,903
Less: depreciation and amortization	234	117	800	434
Less: share-based compensation expense	8,328	9,013	38,588	18,186
Less: payroll taxes related to share-based compensation	21	—	97	—
Less: litigation-related expenses	312	—	312	—
Non-GAAP general and administrative	$9,907	$10,351	$44,196	$34,283

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$(4,098)	$(14,021)	$(26,252)	$(20,278)
Purchases of property and equipment	(2,713)	(8,037)	(6,126)	(12,254)
Capitalized software development costs	(351)	(522)	(1,886)	(1,250)
Free Cash Flow	$(7,162)	$(22,580)	$(34,264)	$(33,782)

	Three Months Ended December 31,		Year Ended December 31,
Reconciliation of GAAP net profit (loss) to non-GAAP net profit (loss):	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net profit (loss)	$(11,828)	$(23,057)	$(103,989)	$(178,885)
Remeasurement of convertible preferred share warrant liabilities	—	—	—	101,413
Remeasurement of convertible preferred share tranche rights	—	—	—	21,260
Depreciation and amortization	1,336	649	4,274	2,436
Share-based compensation expense	15,233	15,056	67,467	33,358
Payroll taxes related to share-based compensation	40	153	219	153
Litigation related expenses	312	—	312	—
Non-GAAP net profit (loss)	$5,093	$(7,199)	$(31,717)	$(20,265)

Reconciliation of GAAP weighted-average shares to non-GAAP weighted-average shares:
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	170,734,172	163,658,760	167,667,374	76,459,625
Add: Non-GAAP weighting adjustment for Class A and B ordinary shares issued in connection with IPO	—	—	—	85,578,209
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	170,734,172	163,658,760	167,667,374	162,037,834
Add: Dilutive Class A and B ordinary share equivalents	8,877,043	—	—	—
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	179,611,215	163,658,760	167,667,374	162,037,834

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.07)	$(0.14)	$(0.62)	$(2.34)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$0.03	$(0.04)	$(0.19)	$(0.13)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$0.03	$(0.04)	$(0.19)	$(0.13)